UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934
(Amendment No. 15)*

Pride International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74153Q102
(CUSIP Number)

Seadrill Limited
P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

May 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

__________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Seadrill Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.      74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.       74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.   74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000*

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

IN

_________________
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International, Inc. through his indirect influence over Hemen Holding Limited and Greenwich Holdings Limited, the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family.  Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares.  Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP No.    74153Q102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

16,500,000

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

16,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.    74153Q102

Explanatory Note

The purpose of this Amendment No. 15 to Schedule 13D is to report that Seadrill Limited intends to vote in favor of the proposed merger of Pride International, Inc. (the "Issuer") and Ensco plc.

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A THAT WAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON SEPTEMBER 3, 2009.

Item 2.	Identity and Background.

This Schedule 13D/A is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); (iv) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (v) C.K. Limited, a Jersey company.

Seadrill, Hemen, Greenwich, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons."

Greenwich is the principal shareholder of Hemen. Hemen is the principal shareholder of Seadrill. Mr. Fredriksen may be deemed indirectly to have influence over Greenwich and Hemen and is the Chairman, President and a Director of Seadrill.  C.K. Limited also indirectly controls Greenwich and Hemen and is the trustee of the Trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.  The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below.  Unless otherwise indicated, the present principal occupation of each person is with Seadrill.  If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Chairman and President
Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus  Mr. Fredriksen is also the Chairman, Chief Executive Officer and President of Frontline Ltd.  Mr. Fredriksen is a citizen of Cyprus.

Tor Olav Trøim	Director and Vice President
Mr. Trøim's principal business address c/o Frontline Ltd., Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Mr. Trøim also serves as a Director and Vice President of Golden Ocean Group Limited.  Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Blankenship also serves as a Director of Frontline Ltd., Golar LNG Ltd., Ship Finance International Limited, Knightsbridge Tankers Limited and Golden Ocean Group Limited and Independent Tankers Corporation.  Ms. Blankenship is a citizen of the United Kingdom.

Cark Erik Steen	Director
Mr. Steen's principal business address is c/o Seadrill Limited, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.  Mr. Steen is also a director of Eksportfinans, a Norwegian export credit institution for Export Financing.  Mr. Steen is a citizen of Norway.

Kathrine Fredriksen	Director
Ms. Fredriken's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Fredriksen also serves as a director of Frontline Ltd. and Independent Tankers Corporation.  Ms. Fredriksen is a citizen of Norway.

Alf C. Thorkildsen	Chief Executive Officer and President of Seadrill Management AS
Seadrill Management AS is a wholly-owned subsidiary of Seadrill, and its principal business is the commercial management of Seadrill's subsidiaries, including the chartering and insurance of its assets. Mr. Thorkildsen's principal business address is c/o Seadrill Management AS, Løkkeveien 111, Stavanger, Norway. Mr. Thorkildsen is a citizen of Norway.

Per Wullf	Chief Operating Officer and Executive Vice President of Seadrill Management AS	Mr.Wullf's principal business address is c/o Seadrill Management AS, Løkkeveien 111, Stavanger, Norway. Mr. Wullf is a citizen of Norway.
Esa Ikäheimonen	Chief Financial Officer and Senior Vice President of Seadrill Management AS	Mr. Ikäheimonen's principal business address is c/o Seadrill Management AS, Løkkeveien 111, Stavanger, Norway. Mr. Ikäheimonen is a citizen of Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus.  The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below.  Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Kyriakos Kazamias	Director	Mr. Kazamias' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Costas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus.  The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iv) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer and President of Frontline Ltd.  Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.

(v) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.  C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Timothy Nichloas Scott Warren	Director	Mr. Warren's principal business address is Channel House, Green Street, St Helier, Jersey. Mr. Warren is a citizen of Jersey.
Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Carteret is a citizen of Jersey.
Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Brewer is a citizen of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A THAT WAS FILED WITH THE COMMISSION ON JANUARY 10, 2011.

Item 4.	Purpose of Transaction.

The acquisition of the Common Shares as described under Item 3 is solely for investment purposes.  The Reporting Persons evaluate their investments in the Common Shares on continual basis.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Seadrill intends to vote in favor of the proposed merger of the Issuer and Ensco plc. as described in Issuer's joint proxy statement/prospectus that was filed with the Commission on April 26, 2011.

The Reporting Persons have been in contact, and expect to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value, including transactions which may result in the Reporting Persons combining with or acquiring control of the Issuer.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A THAT WAS FILED WITH THE COMMISSION ON JANUARY 10, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A THAT WAS FILED WITH THE COMMISSION ON JANUARY 10, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated December 27, 2010.*

Exhibit C - Nordea Bank Finland Plc Forward Contract dated December 28, 2010.*

* Previously Filed.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2011

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
------------------------------------------
Name: Alf C. Thorkildsen
Title:Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
------------------------------------------
Name: John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: May 18, 2011

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
-------------------------------------------
Name: Alf C. Thorkildsen
Title:Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
-------------------------------------------
Name: John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name: Demetrios Antoniou Hannas
Title:Director

SK 25542 0002 1197313